UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-35145

Link Motion Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

ITEM 5.02	DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; APPOINTMENT OF CERTAIN OFFICERS.

On March 14, 2019, Robert W. Seiden, as Court-Appointed Temporary Receiver over Link Motion, Inc., exercised his authority granted by the United States District Court for the Southern District of New York to appoint Mr. Francis Lilin Guo and Belbix Limited as the Directors of Link Motion International Limited, a wholly-owned Hong Kong-incorporated subsidiary of Link Motion, Inc., subject to the laws of Hong Kong. On March 20, 2019, Mr. Wu Jiang resigned as Director of Link Motion International Limited.

On April 17, 2019, Mr. Guo, in his capacity as Director of Link Motion International Limited, and with the consent of Mr. Seiden, legally removed the current Legal Representative of Link Motion International Limited’s wholly owned subsidiary [also known as a “wholly foreign-owned enterprise (WFOE)”] in the People’s Republic of China, NQ Mobile (Beijing) Co., Ltd., and officially assumed the position of Legal Representative. Mr. Guo was issued a new business license by the Beijing Administration for Industry and Commerce Haidian Branch and company seals of NQ Mobile (Beijing) Co., Ltd. in China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Link Motion Inc.

By:	/s/ Robert W. Seiden, Esq.
Name:	Robert W. Seiden, Esq.
Title:	Court Appointed Temporary Receiver

Date: April 23, 2019